Contact

www.linkedin.com/in/john-j-scarfo
(LinkedIn)

Top Skills

Time Management
Teamwork
Communication

John Scarfo

Chief Information Officer at Scrapp
Burlington, Massachusetts, United States

Summary

A recent college graduate currently working at a Financial Services
Company while trying to pursue his passion of becoming an
Entrepreneur. I love data and analyzing the trends that can be pulled
from it.

Experience

Scrapp
Chief Information Officer + Co-Founder
July 2020 - Present (4 years 9 months)

Eaton Vance
Contractor
August 2020 - December 2021 (1 year 5 months)
Boston, Massachusetts, United States

Eaton Vance
Co-op
January 2019 - December 2019 (1 year)

BNY Mellon | Eagle Investment Systems
Eagle Access Intern
May 2018 - August 2018 (4 months)

Demoulas Super Markets, Inc.
Sacker
August 2014 - May 2018 (3 years 10 months)
Tewksbury, Massachusetts

Education

Wentworth Institute of Technology
Computer Science · (2016 - 2020)